FOR IMMEDIATE RELEASE                   Contact:       Guy T. Marcus
November 8, 1995                                       Vice President-Inv. Rel.
                                                       (214) 978-2691

                    HALLIBURTON 1995 FOURTH QUARTER DIVIDEND

     DALLAS, Texas -- Halliburton Company announced today that its board of directors has declared a 1995 fourth quarter dividend of 25 cents a share on the company's common stock, payable December 21, 1995 to shareholders of record at the close of business on November 30, 1995.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.



















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